Exhibit 12.1

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Years Ended November 30,
	2008	2007	2006	2005	2004

Earnings
Income (loss) from continuing operations before income taxes	$(967,931)	$(1,460,770)	$571,847	$1,201,534	$642,184
Add:
Interest incurred	156,402	199,550	237,801	164,245	140,602
Amortization of premiums and discounts related to debt	2,062	2,478	2,441	1,550	1,617
Portion of rent expense considered to be interest	16,503	28,464	27,657	19,294	14,073
Amortization of previously capitalized interest	129,901	171,496	143,249	100,971	77,266
Distribution of earnings from unconsolidated joint ventures, net of equity in income (loss)	157,393	171,576	15,164	(2,242)	(2,302)
Deduct:
Interest capitalized	(143,436)	(186,560)	(221,074)	(142,738)	(121,241)

Income (loss) as adjusted	$(649,106)	$(1,073,766)	$777,085	$1,342,614	$752,199

Fixed charges
Interest incurred	$156,402	$199,550	$237,801	$164,245	$140,602
Amortization of premiums and discounts related to debt	2,062	2,478	2,441	1,550	1,617
Portion of rent expense considered to be interest	16,503	28,464	27,657	19,294	14,073

	$174,967	$230,492	$267,899	$185,089	$156,292

Ratio of earnings to fixed charges	—	—	2.90	7.25	4.81

Coverage deficiency (a)	$(824,073)	$(1,304,258)	$—	$—	$—

The ratios of earnings to fixed charges are computed on a consolidated basis excluding the French discontinued operations.

(a)	Earnings for the year ended November 30, 2008 were insufficient to cover fixed charges for the period by $824.1 million. Earnings for the year ended November 30, 2007 were insufficient to cover fixed charges for the period by $1.30 billion.